CUSTODIAN AGREEMENT AMENDMENT


Pursuant to mutual agreement as permitted under Section 12. Termination and Amendment of Agreement, the Custodian Agreement dated May 13, 1996, between the Growth and Income Trust (the Trust) and American Express Trust Company (the Custodian), is amended this 9th day of October, 1997, as follows:

Section 4.  Receipt and Disbursement of Money

In the first paragraph, add the italicized words as follows:

 ..., the Custodian shall receive and may rely upon a custodian order directing such payment and stating that the payment is for such a purpose permitted under these items (a), (b), (c), (d), (e), (f) or (g) or, where appropriate, a trade affirmation report, and that...

Section 6.  Transfer, Exchange, Delivery, etc. of Securities

In the first paragraph, add the italicized words as follows:

Before making any such transfer, exchange or delivery, the Custodian shall receive a custodian order or a facsimile from the Trust and stating that it is for a purpose permitted under Section 6, or, where appropriate, a trade affirmation report, (whenever...

Section 11.  Concerning Custodian

In the second paragraph, add the italicized words as follows:

The Custodian shall not be liable for an action taken in good faith upon any custodian order or facsimile herein described, trade affirmation report, or certified copy of any resolution of the Board or of the Executive Committee of the Board, and may rely on the genuineness of any such document which it may in good faith believe to have been validly prepared or executed.


Growth and Income Trust                     American Express Trust Company
      Balanced Portfolio
      Equity Income Portfolio
      Total Return Portfolio
      Equity Portfolio


    /s/ Leslie L. Ogg                   /s/ Chandrakant A. Patel
By: ____________________________    By: ________________________________
    Leslie L. Ogg, Vice President       Chandrakant A. Patel, Vice President